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                      [Letterhead of Sullivan & Cromwell]

                                                       October 7, 1998

American International Group, Inc.,
     70 Pine Street,
          New York, New York 10270.

Ladies and Gentlemen:

     We have acted as counsel to American International Group, Inc., a Delaware corporation (the "Company"), in connection with the planned merger of SunAmerica, Inc., a Maryland Corporation ("SunAmerica") with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of August 19, 1998, by and between SunAmerica and the Company (the "Agreement"). We render this opinion to you, in part, in connection with the registration of the AIG Common Stock to be issued in connection with the Merger. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Agreement.

     For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

          (i) The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement/Prospectus of the Company and SunAmerica (the "Proxy/Prospectus").

          (ii) The representations contained in the letters of representation from the Company and SunAmerica to us and Wachtell, Lipton, Rosen & Katz, counsel to SunAmerica, both dated October 7, 1998, will be true and complete at the Effective Time.

     On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that:

          (1) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986;

          (2) Each of the Company and SunAmerica will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code of 1986; and

          (3) No gain or loss will be recognized by stockholders of SunAmerica who exchange all of their Common Shares solely for shares of AIG Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in AIG Common Stock).

The tax consequences described above may not be applicable to SunAmerica stockholders that hold Company stock as part of a "straddle" or "conversion" transaction, that are traders in securities that elect to mark to market, that are dealers in securities, or that are foreign persons.

     This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "The Merger -- Certain Federal Income Tax Consequences of the Merger" in the Proxy/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                          Very truly yours,

                                          /s/ SULLIVAN & CROMWELL